Form 6-K

Securities and Exchange Commission
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For December 18, 2003

Gallaher Group Plc

(Translation of registrant’s name into English)

Members Hill
Brooklands Road
Weybridge
Surrey KT13 0QU
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F.

Form 20-F          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

82 ________

Gallaher Group Plc

Issue of New Shares

Gallaher Group Plc have today issued 7,634 10p Ordinary shares at £2.34 per share, 4,565 10p Ordinary shares at £2.97 per share, 6,061 10p Ordinary shares at £3.30 per share, 2,965 10p Ordinary shares at £3.67 per share, 732 10p Ordinary shares at £5.59 per share, and 5,352 10p Ordinary shares at £5.83 per share in respect of options which have been exercised under their Employee Share Save Schemes.

The total number of Gallaher Group Plc shares in issue now stands at 652,707,885 shares.

FORM 6-K	REPORT OF FOREIGN PRIVATE ISSUER Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gallaher Group Plc (Registrant)

	By:	/s/ Alyson Morris
	Name:	Alyson Morris
Date: December 18, 2003	Title:	Deputy Company Secretary